SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of June 2016

Commission File Number: 001-36581

Vascular Biogenics Ltd.

(Translation of registrant’s name into English)

6 Jonathan Netanyahu St.

Or Yehuda

Israel 60376

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Other Events

On June 6, 2016, Vascular Biogenics Ltd. issued the press release “VB-111 Clinical Data Presented at ASCO Demonstrate Significant Increase in Overall Survival in Platinum-Resistant Ovarian Cancer.” A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference. The Company hereby incorporates by reference the information contained herein into the Company’s registration statement on Form F-3 (File No. 333-207250).

Exhibits

99.1	Vascular Biogenics Ltd. Press Release: VB-111 Clinical Data Presented at ASCO Demonstrate Significant Increase in Overall Survival in Platinum-Resistant Ovarian Cancer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VASCULAR BIOGENICS LTD.

Date: June 6, 2016	By:	/s/ Dror Harats
		Name:	Dror Harats
		Title:	Chief Executive Officer

EXHIBIT INDEX

99.1	VB-111 Clinical Data Presented at ASCO Demonstrate Significant Increase in Overall Survival in Platinum-Resistant Ovarian Cancer.

Exhibit 99.1

VB-111 Clinical Data Presented at ASCO Demonstrate Significant Increase in Overall Survival in Platinum-

Resistant Ovarian Cancer

•	VB-111 demonstrated a statistically significant increase in overall survival at therapeutic vs. low dose level (810 days vs. 172 days, p=0.042)

•	60% (9 of 15) durable response rate (as measured by reduction in CA-125) observed with VB-111, approximately 2x the historical response with Avastin® plus chemotherapy in ovarian cancer

•	Clinical data supported by immuno-therapeutic effect observed in biopsies following treatment with VB-111

TEL AVIV, Israel, June 6, 2016 – VBL Therapeutics (Nasdaq: VBLT), a clinical-stage biotechnology company focused on the discovery, development and commercialization of first-in-class treatments for cancer, today announced the presentation of updated clinical results from a Phase 1/2 trial of VB-111 in the treatment of patients with recurrent platinum resistant ovarian cancer. The data are being presented today in a poster at the 2016 American Society of Clinical Oncology (ASCO) annual meeting, in Chicago. They demonstrate a median overall survival of 810 days in the VB-111 therapeutic dose arm, versus 172 days in the low dose arm, a result that was statistically significant. There was also a durable doubling in the response rate, as measured by a reduction in the CA-125 biomarker, compared to historical rates of Avastin plus chemotherapy in ovarian cancer. Durable RECIST responses and disease stabilizations were also observed.

“The demonstration of improved overall survival with the therapeutic dose, in combination with 60% durable response rate, is particularly impressive, given this trial focused on women with poor prognosis disease,” said Richard Penson, MD, MRCP, Associate Professor of Medicine, Harvard Medical School, Clinical Director of Medical Gynecologic Oncology, Massachusetts General Hospital, and Primary Investigator for this trial.

“We are excited by this data set from our Phase 1/2 ovarian cancer trial which show durable disease control and responses with VB-111,” said Dror Harats, MD, Chief Executive Officer of VBL Therapeutics. “The data reinforce our confidence in VB-111 as, together with the positive data we have generated in GBM, this is the second cancer indication in which we have observed a significant survival benefit. We are now preparing for an end-of-Phase 2 meeting with the FDA which will guide the next steps in our ovarian cancer clinical program.”

This trial was designed as a Phase 1/2 dose escalation study. The primary objectives were to evaluate the safety and tolerability and identify dose limiting toxicity in combination of VB-111 and weekly paclitaxel; and explore the efficacy in an expanded cohort of the optimally tolerated dose of combination VB-111 and weekly paclitaxel, based on RECIST response, CA-125 response, progression free survival (PFS) and overall survival (OS) in patients with recurrent platinum-resistant ovarian cancer.

Twenty one patients with recurrent platinum-resistant Müllerian/ovarian cancer were enrolled at Massachusetts General Hospital and Dana Farber Cancer Institute, and received up to 7 doses of treatment. Patients were treated in two consecutive cohorts: Low Dose Treatment (n=4, 3x1012 VPs + 40mg/80 paclitaxel) or a Therapeutic Dose (n=17, 1x1013 VPs + 80 paclitaxel). All patients had measurable disease, with a grade at diagnosis of: 1A (1, 5%), 1B (1, 5%), 1C (1, 5%); IIIC (12, 57%); or IV (6, 29%). The patients included in the study were of particularly adverse prognosis as 48% of the patients were primary platinum refractory and 52% had tumors that failed to respond to prior anti-angiogenic agents, including Avastin®.

The results showed a significant increase in overall survival at the therapeutic dose of VB-111 vs. the low dose level (810 vs. 172 days, p=0.042). Nine of the 15 evaluable patients (60%) on the therapeutic dose had a response, as defined by a 50% reduction in CA-125. Durable RECIST responses and disease stabilizations were seen. This represents an approximate doubling in response rate, compared to historical data with ovarian cancer patients treated with a combination of Avastin® and chemotherapy in the AURELIA1 trial.

An immunotherapeutic effect was also observed in biopsies taken from patients. H&E and immunohistochemistry staining showed regions of apoptotic cancer cells and infiltration of cytotoxic CD8 T-cells following treatment with VB-111.

VB-111 was found to be safe and well tolerated. Toxicity was similar to what would be expected with antiangiogenics and taxanes in this patient population. Eight serious adverse events were reported, 2 were considered by the investigator to be possibly related to be VB-111. No dose limiting toxicities were reported at any dose level.

About VBL Therapeutics

Vascular Biogenics Ltd., operating as VBL Therapeutics, is a clinical stage biopharmaceutical company focused on the discovery, development and commercialization of first-in-class treatments for cancer. The Company’s lead oncology product candidate, VB-111, is a first-in-class, targeted anti-cancer gene-therapy agent that is positioned to treat a wide range of solid tumors. VB-111 is conveniently administered as an IV infusion once every two months. It has been observed to be well-tolerated in >170 cancer patients and we have observed its efficacy signals in an “all comers” Phase 1 trial as well as in three tumor-specific Phase 2 studies. The mechanism of VB-111 combines blockade of tumor vasculature with an anti-tumor immune response. This mechanism retains activity regardless of baseline tumor mutations or the identity of the pro-angiogenic factors secreted by the tumor. VB-111 is currently being studied in a Phase 3 pivotal trial for Recurrent Glioblastoma (rGBM) and in Phase 2 trials for Ovarian Cancer and Thyroid Cancer. The GLOBE trial for rGBM is being conducted under an FDA Special Protocol Assessment (SPA), and VB-111 has obtained fast track and Orphan designations.

Forward Looking Statements:

This press release contains forward-looking statements. All statements other than statements of historical fact are forward-looking statements, which are often indicated by terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “goal,” “intend,” “look forward to”, “may,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would” and similar expressions. These forward-looking statements include, but are not limited to, statements regarding the clinical development of VB-111 and its therapeutic potential and clinical results, including statements related to the Phase 3 pivotal trial for rGBM. These forward-looking statements are not promises or guarantees and involve substantial risks and uncertainties. Among the factors that could cause actual results to differ materially from those described or projected herein include uncertainties associated generally with research and development, clinical trials and related regulatory reviews and approvals, and the risk that historical clinical trial results may not be predictive of future trial results. A further list and description of these risks, uncertainties and other risks can be found in the Company’s regulatory filings with the U.S. Securities and Exchange Commission. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. VBL Therapeutics undertakes no obligation to update or revise the information contained in this press release, whether as a result of new information, future events or circumstances or otherwise.

1.	AURELIA was an open-label randomized phase III trial designed to determine the efficacy, safety, and quality of life of combining bevacizumab (Avastin®) with chemotherapy for platinum-resistant recurrent ovarian cancer.

Avastin® is a registered trademark of Genentech Inc.

INVESTOR CONTACT:

Michael Rice

LifeSci Advisors, LLC

(646) 597-6979

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